TEMBEC INC.

MATERIAL CHANGE REPORT
Form 51-102F3

ITEM 1:	NAME AND ADDRESS OF COMPANY

TEMBEC INC.
800 René-Lévesque Blvd West, Suite 1050
Montréal, Québec
H3B 1X9

ITEM 2:	DATE OF MATERIAL CHANGE

January 22, 2007

ITEM 3:	NEWS RELEASE

A press release was issued by Tembec Inc. (the “Company”) on January 22, 2007 through the services of Canada NewsWire.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Tembec announced that it has amended and restated its working capital loan facility with CIT Business Credit Canada Inc. (CIT). The restated and amended loan facility announced today is a three-year committed revolving working capital facility of $250 million, available to both Tembec Industries Inc. and its wholly-
owned subsidiary, Tembec Enterprises Inc. (formally Spruce Falls Inc.). The amended and restated facility effectively replaces a $150 million revolving working capital facility with CIT and a $136 million non-revolving working capital facility with a syndicate of banks that would have matured in June 2008. The new facility will ensure that Tembec has sufficient revolving credit to efficiently manage its operations.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

See press release attached hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL
INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

None.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Tembec is knowledgeable about the material change and this report:

Antonio Fratianni
Vice President, General Counsel and Secretary
(514) 871-0137

ITEM 9:	DATE OF REPORT

Dated at Montréal, this 23rd day of January, 2007.